Exhibit 99.2

Central GoldTrust

Management’s Discussion and Analysis

March 31, 2011

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”). Notes to the financial statements on pages 5 to 10 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the three months ended March 31, 2011.

Outstanding Units

There were 16,648,000 Units issued and outstanding at March 31, 2011.

Results of Operations – Changes in Net Assets

Net assets increased by $16.8 million or 1.9% during the three months ended March 31, 2011, to a total of $893.9 million.  This increase was attributable to the increase in the price of gold during the period.

Results of Operations – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust without having to sell gold holdings.  GoldTrust’s realized revenues are a nominal percentage of its net assets.  However, AcG-18 requires GoldTrust to record the change in unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended March 31, 2011 amounted to $16.8 million ($1.01 per Unit) compared to $4.2 million ($0.39 per Unit) for the same period in 2010, after deducting expenses of $750,204 (2010: $436,566).
Virtually all of the reported net income for the period represents the change in unrealized appreciation of holdings, which is not distributable income.  However, it is reported in the Statements of Income in accordance with AcG-18.

The total expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.09% for the three months ended March 31, 2011 compared with 0.10% during the same period in 2010.  For the twelve months ended March 31, 2011, this expense ratio was 0.35% compared to 0.36% for the twelve months ended March 31, 2010.

The following table summarizes the quarterly financial information (amounts in millions except where stated on a per Unit basis):
	Quarter ended (in US$)
	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	Jun. 30, 2010
Change in unrealized appreciation of holdings	$17.6	$63.1	$38.5	$52.8
Net income	$16.8	$62.3	$37.9	$52.2
Net income per Unit	$1.01	$3.75	$2.27	$4.57
Total net assets	$893.9	$877.1	$814.7	$776.9
	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009	Jun. 30, 2009
Change in unrealized appreciation of holdings	$4.6	$43.7	$24.7	$8.0
Net income	$4.2	$43.3	$24.4	$7.7
Net income per Unit	$0.39	$3.96	$2.23	$0.91
Total net assets	$456.1	$451.9	$408.6	$384.2

Liquidity and Capital Resources

The Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust holds small cash reserves that generate limited interest income primarily to be applied towards expenses.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining its operations, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the three months ended March 31, 2011, GoldTrust’s cash reserves decreased by $1.0 million to $15.4 million.  This decrease was a result of the amounts used to pay current and accrued expenses of the Trust.  The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Related party information

Please refer to Note 5 on page 6 of this interim report.

Future Accounting Policy

Please refer to Note 10 on pages 9 and 10 of this report.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This Report dated April 28, 2011, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.